ADVANCED CELL TECHNOLOGY, INC.
33 Locke Drive

Marlborough, MA 01752

March 18, 2013

VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street N.E. Washington, DC 20549 Attention: Jeffrey P. Riedler, Assistant Director
Re:	Advanced Cell Technology, Inc.
Registration Statement on Form S-3
Filed February 21, 2013
File No. 333-186785

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, Advanced Cell Technology, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m. Eastern Time, on March 19, 2013, or as soon thereafter as possible.

In connection with this request, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact Jonathan F. Atzen of Sheppard, Mullin, Richter & Hampton LLP at (213) 617-5515.

Very Yours Truly,

/s/ Gary Rabin

Gary Rabin

Chief Executive Officer

Advanced Cell Technology, Inc.

Cc: Jonathan F. Atzen, Esq., Sheppard, Mullin, Richter & Hampton LLP